ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

January 25, 2011

Alyssa Albertelli

T+1 202 508 4667

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: John Grzeskiewicz

Re:	Artisan Funds, Inc. (Registration Nos. 33-88316 and 811-8932)
Responses to Comments on Post-Effective Amendment No. 47

Dear Mr. Grzeskiewicz,

I am writing on behalf of Artisan Funds, Inc. (“Artisan Funds”) to respond to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 47 to Artisan Funds’ Registration Statement on Form N-1A. Artisan Funds filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933 on November 29, 2010 relating to Artisan Growth Opportunities Fund (the “Fund”), a series of Artisan Funds. You communicated these comments to Marian G. Fowler via telephone on January 14, 2011. The Staff’s comments and Artisan Funds’ responses are set forth below. These responses will be reflected in Post-Effective Amendment No. 48 to Artisan Funds’ Registration Statement, which will be filed on or before January 28, 2011.

1.	Comment: In the Shareholder Fees table for the Fund, please revise the parenthetical adjacent to the Redemption Fee line item to better conform with the language provided in Item 3 of Form N-1A. For example, consider revising the parenthetical to read as follows: “Redemption Fee (as a percentage of amount redeemed or exchanged within 90 days or less).”

Response: The requested change has been made. The parenthetical adjacent to the Redemption Fee line item in the Shareholder Fees table has been revised to read as follows: “Redemption Fee (as a percentage of amount redeemed or exchanged within 90 days or less).”

2.	Comment: In the Shareholder Fees table, please delete the footnote stating that the redemption fee will not be effective until April 29, 2011. Please consider moving this disclosure to the statutory prospectus.

Response: As we noted in our follow-up conversation with you on January 21, 2011, we believe that including a footnote regarding the April 29, 2011 effective date of the Fund’s redemption fee beneath the Shareholder Fees table (the “Footnote”) is important to shareholders for clarity and accuracy purposes. If the Footnote is not included beneath the Shareholder Fees table, shareholders of the Fund may incorrectly assume that a redemption fee would apply prior to April 29, 2011 and may make a decision to redeem or hold shares based on such incorrect assumption. In addition, including the Footnote would avoid the need to create a supplement to the Fund’s summary and statutory prospectuses indicating that the redemption fee would not be effective prior to April 29, 2011 and would therefore avoid the corresponding costs that would be imposed on shareholders if such supplement had to be prepared.

3.	Comment: In the Annual Fund Operating Expenses table, please revise the footnote regarding the expense limitation agreement applicable to the Fund to indicate who can terminate the expense limitation agreement and under what circumstances.

Response: As disclosed in the footnote, Artisan Partners Limited Partnership (“Artisan Partners”) has contractually agreed to reimburse the Fund for any ordinary operating expenses in excess of 1.50% of its average daily net assets through February 1, 2012, and Artisan Partners will determine whether to renew, revise or discontinue the arrangement upon expiration. We have not revised the disclosure regarding the expense limitation agreement because the agreement does not provide a means for its termination before its expiration date.

4.	Comment: In the Annual Fund Operating Expenses table, if applicable, please indicate in the footnote regarding the expense limitation agreement whether any ordinary operating expenses are excluded from the 1.50% expense limit.

Response: The requested change has been made. The disclosure has been revised to indicate that ordinary operating expenses exclude taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, and extraordinary charges such as litigation costs.

5.	Comment: Consider clarifying the use of the terms “Artisan” and “Artisan Partners” throughout the Fund’s prospectus, as it may be ambiguous to whom the disclosure referencing such terms refers.

Response: We respectfully disagree with the proposed comment. We do not find the Fund’s use of the terms “Artisan” or “Artisan Partners” ambiguous. The Fund’s prospectus references “Artisan” when describing the Fund’s investment process, “the Fund” when describing the Fund’s investment policies and limitations and “Artisan Partners” when describing the Fund’s investment adviser.

6.	Comment: In the Principal Investment Strategies section, consider moving the last two paragraphs of the section, which paragraphs indicate the Fund’s primary investments and policies, to the beginning of the section.

Response: We respectfully disagree with the proposed comment. We believe that the order of the Fund’s current disclosure conforms with the requirements of Form N-1A.

7.	Comment: The disclosure in the Principal Investment Strategies section indicates that the Fund invests in U.S. companies with market capitalizations of at least $3 billion at the time of initial purchase, although the Fund may invest in a U.S. company with a lower market capitalization if it already holds a position in that company. The Fund identifies “Medium-Sized Company Risks” as a Principal Risk of the Fund. Please confirm that disclosure regarding “Medium-Sized Company Risks” is appropriate given the Fund’s investment strategy identified above.

Response: We confirm that medium-sized company risks disclosure is appropriate in the Fund’s Principal Risks section given the Fund’s strategy to invest in U.S. companies with market capitalizations of at least $3 billion at the time of initial purchase and that there is no restriction on the size of the non-U.S. companies in which the Fund may invest, which may also result in the Fund holding securities of medium-sized non-U.S. companies.

8.	Comment: Please confirm that the bracketed disclosure in the Fund’s Performance section reading “The ‘Return after taxes on distributions and sale of Fund shares’ is greater than the ‘Return before taxes’ because you are assumed to be able to use any capital loss realized on the sale of Fund shares to offset other taxable capital gains” will only be included if the “Return after taxes on distributions and sale of Fund shares” is actually greater than the “Return before taxes.”

Response: We confirm that the identified disclosure will be deleted because the “Return after taxes on distributions and sale of Fund shares” is not greater than the “Return before taxes.”

9.	Comment: In the Additional Information About the Fund’s Investment Strategies section, please indicate the notice period provided to shareholders in connection with the implementation of any change in the Fund’s investment objective. Please also consider changing this notice period from 30 days to 60 days, as that is the notice period provided under Rule 35d-1 of the Investment Company Act of 1940, as amended (“Rule 35d-1”). Although the Staff takes an ambiguous position with respect to the use of the term “Growth” in a fund’s name and notes that the use of “Growth” is not synonymous with the use of terms such as “Stock” or “Bond” (which, if included in a fund’s name, would subject that fund to the purview of Rule 35d-1), the use of the term “Growth” could imply investments in equity securities or derivatives linked to equity securities.

Response: We will add disclosure to the Additional Information About the Fund’s Investment Strategies section indicating that investors in the Fund will receive at least 30 days’ prior written notice of implementation of any change in the Fund’s investment objective.

We respectfully disagree with the proposed comment that the period of notice prior to implementing a change to the Fund’s investment objective be changed from 30 days to 60 days as provided under Rule 35d-1. The Fund is not subject to the requirements of Rule 35d-1, including the adoption of an 80% policy that is either fundamental or is subject to a 60 days’ notice period prior to the implementation of any changes to such policy. As noted in the Commission’s adopting release for Rule 35d-1, “[Rule 35d-1] does not apply to fund names that incorporate terms such as ‘growth’ and ‘value’ that connote types of investment strategies as opposed to types of investments.” (Investment Company Names, SEC Rel. No. IC-24828 (Jan. 17, 2001)). The use of the term “Growth” in the Fund’s name connotes the Fund’s investment strategy, rather than types of securities in which the Fund invests. In addition, as you know, even a fund that is subject to the requirements of Rule 35d-1 could have an investment objective that could be changed upon 30 days’ written notice to shareholders because the fund’s investment objective is not necessarily analogous to its 80% policy adopted pursuant to Rule 35d-1. We believe that a 30 days’ written notice period prior to the implementation of a change to the Fund’s investment objective is appropriate and within industry practice.

10.	Comment: In the Principal Risks You Should Consider section in the Fund’s statutory prospectus, “Currency Risks” are identified as a principal risk of the Fund; however, “Currency Risks” are not identified in the Principal Risks section of the Fund’s Fund Summary section. If “Currency Risks” are a principal risk of the Fund, please identify such risks in the Fund’s Fund Summary section. If “Currency Risks” are not a principal risk of the Fund, consider revising the title of the Principal Risks You Should Consider section in the statutory prospectus.

Response: The requested change has been made. In the Fund’s statutory prospectus, the Principal Risks You Should Consider section has been renamed Risks You Should Consider.

11.	Comment: If the Fund invests significantly in derivatives, please review the disclosure, if applicable, regarding the Fund’s investments in and risks relating to derivatives in light of the guidance provided in the Commission’s Letter to the Investment Company Institute dated July 30, 2010 (the “Letter”) and make any necessary revisions to the disclosure.

Response: We confirm that the Fund does not invest significantly in derivatives. As such, revisions to the Fund’s disclosure regarding derivatives are not necessary in accordance with the Letter. If the Fund begins making significant investments in derivatives in the future, we will consider whether any revisions to the Fund’s disclosure would be necessary in accordance with the Letter.

As requested, on behalf of Artisan Funds, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing, (ii) the Staff’s review of this filing, under delegated authority, does not relieve Artisan Funds from its full responsibility for the adequacy and accuracy of the disclosure in this filing, and (iii) Artisan Funds will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving Artisan Funds.

Please do not hesitate to call me at 202-508-4667, Melissa S. Gainor at 202-508-4662 or Marian G. Fowler at 202-508-4751 if you have any questions or require additional information.

Regards,

/s/ Alyssa Albertelli
Alyssa Albertelli